SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-36349

MediWound Ltd.

(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

CONTENTS

Annexed hereto and incorporated herein by reference are copies of the following items being furnished by MediWound Ltd. (the “Company”):

1.          Notice of an extraordinary general meeting of the Company’s shareholders and proxy statement, dated August 14, 2019, to be mailed to the shareholders of the Company in connection with the extraordinary general meeting of the Company’s shareholders, which is scheduled to be held on September 26, 2019 (the “Meeting”), annexed as Exhibit 99.1 hereto.

2.          Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Meeting, annexed as Exhibit 99.2 hereto.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mediwound Ltd.

Date: August 14, 2019	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Executive Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit                    Description

99.1
Notice of extraordinary general meeting and proxy statement, dated August 14, 2019, in connection with the extraordinary general meeting of shareholders of the Company scheduled to be held on September 26, 2019.

99.2
Proxy Card to be mailed to holders of the ordinary shares of the Company for use in connection with the Company’s extraordinary general meeting of shareholders scheduled to be held on September 26, 2019.